UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    1 )*

Centennial Bank Holdings, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

151345303

(CUSIP Number)

John M. Eggemeyer, III

6051 El Tordo

Rancho Santa Fe, CA 92067-1329

858-756-8300

With a copy to:

William R. Moody

c/o Castle Creek Capital

6051 El Tordo

Rancho Santa Fe, CA 92067-1329

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 151345303

1.	Names of Reporting Persons Castle Creek Capital Partners III, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,246,834

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,246,834

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,246,834

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

CUSIP No. 151345303

	1.	Names of Reporting Persons Castle Creek Capital III LLC

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	☐
		(b)	☐

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) WC, AF

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

	6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 2,246,834 (1)

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 2,246,834 (1)

		10.	Shared Dispositive Power 0

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,246,834 (1)

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13.	Percent of Class Represented by Amount in Row (11) 4.4%

	14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)
(1)

Solely in its capacity as sole general partner of Castle Creek Capital Partners III, LP (“Fund III”).
Castle Creek Capital III LLC disclaims beneficial ownership of the Common Stock beneficially owned by Fund III except to the extent of its economic interest in Fund III.

CUSIP No. 151345303

	1.	Names of Reporting Persons Eggemeyer Capital LLC

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	☐
		(b)	☐

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) N/A

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

	6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0

		8.	Shared Voting Power 2,246,834 (1)

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 2,246,834 (1)

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,246,834 (1)

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13.	Percent of Class Represented by Amount in Row (11) 4.4%

	14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)
(1)

In its capacity as a controlling member of Castle Creek Capital III LLC (“CCC III”), the sole general partner of Castle Creek Capital Partners III, LP.. Control of CCC III is shared with the other controlling member, Ruh Capital LLC.
Eggemeyer Capital LLC disclaims beneficial ownership of the Common Stock beneficially owned by CCC III except to the extent of its economic interest in CCC III.

CUSIP No. 151345303

	1.	Names of Reporting Persons John M. Eggemeyer, III

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	☐
		(b)	☐

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF/AF

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

	6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 609,476 (1)

		8.	Shared Voting Power 2,246,834 (2)

		9.	Sole Dispositive Power 609,476 (1)

		10.	Shared Dispositive Power 2,246,834 (2)

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,856,310 (1)(2)

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13.	Percent of Class Represented by Amount in Row (11) 5.6%

	14.	Type of Reporting Person (See Instructions) IN (Individual)
(1)

Consists of 56,976 shares owned by Mr. Eggemeyer, 352,500 owned by the Eggemeyer Family Trust for which Mr. Eggemeyer is the sole trustee, and 200,000 restricted shares which will vest upon fulfillment of certain conditions.

(2)

Consists of 2,246,834 shares held by Castle Creek Capital Partners III, LP, which shares are controlled by Castle Creek Capital III LLC (“CCC III”) as its sole general partner, which in turn is controlled by Eggemeyer Capital LLC (“E-Cap”) as a controlling member. Mr. Eggemeyer is the controlling member and President of E-Cap. Mr. Eggemeyer is the President of CCC III. Power is shared with William J. Ruh as Executive Vice President of CCC III and as controlling member and President of one of CCC’s controlling members.

Mr. Eggemeyer disclaims beneficial ownership of the Common Stock beneficially owned by CCC III except to the extent of his interest in the assets of E-Cap and, in turn, its interest in CCC III.

CUSIP No. 151345303

	1.	Names of Reporting Persons Ruh Capital LLC

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	☐
		(b)	☐

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) AF

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

	6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0

		8.	Shared Voting Power 2,246,834 (1)

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 2,246,834 (1)

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,246,834 (1)(2)

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13.	Percent of Class Represented by Amount in Row (11) 4.4%

	14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)
(1) (2)

Power is exercised through controlling member and President William J. Ruh

In its capacity as a controlling member of Castle Creek Capital III LLC (“CCC III”), the sole general partner of Castle Creek Capital Partners III, LP. Control of CCC III is shared with the other controlling member, Eggemeyer Capital LLC.

Ruh Capital LLC disclaims beneficial ownership of the Common Stock beneficially owned by CCC III except to the extent of its interest in CCC III.

CUSIP No. 151345303

	1.	Names of Reporting Persons William J. Ruh

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	☐
		(b)	☐

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

	6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 178,610 (1)

		8.	Shared Voting Power 2,246,834 (2)

		9.	Sole Dispositive Power 178,610 (1)

		10.	Shared Dispositive Power 2,246,834 (2)

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,425,444 (1)(2)

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13.	Percent of Class Represented by Amount in Row (11) 4.8%

	14.	Type of Reporting Person (See Instructions)
(1)	Consists of 128,610 shares owned by the WJR Trust and 50,000 shares owned by the Ruh Family Trust, for both of which Mr. Ruh is the sole trustee.
(2)

Consists of 2,246,834 shares held by Castle Creek Capital Partners III, LP, which shares are controlled by Castle Creek Capital III LLC (“CCC III”) as its sole general partner, which in turn is controlled by Ruh Capital LLC (“R-Cap”) as a controlling member. Mr. Ruh is the controlling member and President of R-Cap. Mr. Ruh is the Executive Vice President of CCC III. Power is shared with John M. Eggemeyer, III as President of CCC III and as controlling member and President of CCC’s other controlling member, Eggemeyer Capital LLC.

Mr. Ruh disclaims beneficial ownership of the Common Stock beneficially owned by CCC III except to the extent of his interest in Ruh Capital and, in turn, its interest in CCC III.

This Amendment No. 1 amends and supplements the Schedule 13D originally filed by Castle Creek Capital Partners III, LP (“Fund III”) and the other Reporting Persons identified herein on December 17, 2007 (as amended, the “Schedule 13D”), relating to the Class A Common Stock, $0.001 par value per share (the “Common Stock”), of Centennial Bank Holdings, Inc. (the “Issuer”). Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

(a) – (c)  The persons filing this statement (the “Reporting Persons”) are: Castle Creek Capital Partners III, LP, a Delaware limited partnership; Castle Creek Capital III LLC, a Delaware limited liability company and the sole general partner of Fund III (“CCC III”); Eggemeyer Capital LLC, a Delaware limited liability company and a controlling member of CCC III (“E-Cap”); John M. Eggemeyer III, a California resident and the controlling member of E-Cap (“Eggemeyer”); Ruh Capital LLC, a Delaware limited liability company and a controlling member of CCC III (“R-Cap”); and William J. Ruh, a California resident and the controlling member of R-Cap (“Ruh”). The business address for each of the reporting persons is 6051 El Tordo, Rancho Santa Fe, CA 92067

(d)   During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)

(e)   During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)    Each of Eggemeyer and Ruh is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Castle Creek Capital Partners III, LP

The source of funds used in making the purchases of the shares of Common Stock reported herein were available working capital of Fund III in the amount of $18,277,906.

John M. Eggemeyer, III

The source of funds used in making the purchases of the shares of Common Stock reported herein as owned by Mr. Eggemeyer and the Eggemeyer Family Trust were available personal funds of Eggemeyer and the Eggemeyer Family Trust in the amount of $2,053,229. Mr. Eggemeyer was granted the restricted stock as incentive compensation, the vesting of which is contingent upon the company achieving certain goals.

William J. Ruh

The source of funds used in making the purchases of the shares of Common Stock reported herein as owned by Mr. Ruh, the WJR Trust, and the Ruh Family Trust were available personal funds of the two trusts in the amount of $784,679.99.

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

(a)  (i) For each Reporting Person, the aggregate number of shares of Common Stock owned and corresponding percentage of the total outstanding Common Stock of the Issuer is, as of December 10, 2007, as follows:

John M. Eggemeyer, III

John M. Eggemeyer beneficially owns 2,856,310 shares which equals approximately 5.60% of the Issuer’s outstanding Common Stock (based on 50,961,725 shares of Common Stock outstanding). Mr. Eggemeyer’s sole beneficial ownership includes 56,976 shares owned directly, 352,500 shares for which he is sole trustee, and 200,000 shares of restricted stock which will vest upon fulfillment of certain conditions. Mr. Eggemeyer’s shared beneficial ownership includes  2,246,834 shares of Common Stock beneficially owned by E-Cap as a managing member of CCC III. Mr. Eggemeyer disclaims beneficial ownership of the Common Stock beneficially owned by CCC III except to the extent of his interest in the assets of E-Cap and, in turn, its interest in CCC III.

Eggemeyer Capital LLC

E-Cap, as a controlling member of CCC III, beneficially owns 2,246,834 shares of Common Stock, which represents approximately 4.4% of the outstanding Common Stock of the Issuer.

William J. Ruh

William J. Ruh beneficially owns 2,425,444 shares of Common Stock, which equals approximately 4.8% of the Issuer’s outstanding Common Stock. Mr. Ruh’s sole beneficial ownership includes 178,610 shares for which he is the sole trustee. Mr. Ruh’s shared beneficial ownership includes 2,246,834 shares of Common Stock beneficially owned by R-Cap as a managing member of CCC III. Mr. Ruh disclaims beneficial ownership of the Common Stock beneficially owned by CCC III except to the extent of his interest in the assets of R-Cap and, in turn, its interest in CCC III.

Ruh Capital LLC

R-Cap, as a controlling member of CCC III, beneficially owns 2,246,834 shares of Common Stock, which represents approximately 4.4% of the outstanding Common Stock of the Issuer.

Castle Creek Capital III LLC

CCC III, as the sole general partner of Fund III, beneficially owns 2,246,834 shares of Common Stock, which represents 4.4% of the outstanding Common Stock of the Issuer.

Castle Creek Capital Partners III, LP

Fund III beneficially owns 2,246,834 shares of Common Stock, which represents 4.4% of the outstanding Common Stock of the Issuer.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

John M. Eggemeyer, III	609,476	2,246,834	609,476	2,246,834

Eggemeyer Capital LLC	0	2,246,834	0	2,246,834

William J. Ruh	178,610	2,246,834	178,610	2,246,834

Ruh Capital LLC	0	2,246,834	0	2,246,834

Castle Creek Capital III LLC	2,246,834	0	2,246,834	0

Castle Creek Capital Partners III, LP	2,246,834	0	2,246,834	0

(c ) The following is a list of transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days: The following purchases were effected in open-market transactions.

Reporting Person	Date	Type	Number of shares of Common Stock	Price per share

Castle Creek Capital Partners III, LP	12/3/07	Purchase	116,000	$5.12

Castle Creek Capital Partners III, LP	12/3/07	Purchase	272,000	$5.11

Castle Creek Capital Partners III, LP	12/4/07	Purchase	122,000	$5.14

Castle Creek Capital Partners III, LP	12/5/07	Purchase	71,000	$5.14

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 13, 2008

/s/ John M. Eggemeyer, III
John M. Eggemeyer, III

EGGEMEYER CAPITAL LLC.

	By:	/s/ John M. Eggemeyer, III
John M. Eggemeyer, III
President

/s/ William J. Ruh
William J. Ruh

RUH CAPITAL LLC.

	By:	/s/ William J. Ruh
William J. Ruh
President

CASTLE CREEK CAPITAL III LLC

	By:	/s/ John M. Eggemeyer III
John M. Eggemeyer III
President

CASTLE CREEK CAPITAL PARTNERS III, LP

	By:	/s/ John M. Eggemeyer III
John M. Eggemeyer III
President